Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68774

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mariva Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 SE 2nd Avenue, Suite PH3
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	singers@marivacm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC
(Name – if individual, state last, first, and middle name)

401 E Las Olas Blvd Suite 1800	Ft Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guillermo Parodi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mariva Capital Markets, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Personally appeared and produced Florida Driver's License

Signature: [signature]

Title: CEO

[signature]
Notary Public

Wendi R. Rosen
Comm.#GG919954
Expires: October 6, 2023
Bonded Thru Aaron Notary

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mariva Capital Markets, LLC
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mariva Capital Markets, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mariva Capital Markets, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Jacksonville, Florida
March 1, 2022

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 76 South Laura Street, Suite 2100, Jacksonville, FL 32202
T: (904) 354 0671, www.pwc.com/us

Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 415,530
Restricted cash-deposit with clearing broker	263,878
Restricted cash-special reserve for the exclusive benefit of customers	40,736
Securities owned at fair value	837,259
Receivable from clearing broker	5,527,649
Due from affiliate	77,584
Loan to employee	250,000
Right-of-use lease assets, net	230,624
Property, equipment, and leasehold improvements, net	30,883
Prepaid and other assets	203,732
Total assets	**$ 7,877,875**

Liabilities and Member's Equity

Accrued expenses and other liabilities	$ 355,505
Lease liabilities	230,624
Securities sold not yet purchased, at fair value	1,994,599
Total liabilities	2,580,728

Commitments (Note 8)

Member's Equity	5,297,147
Total liabilities and member's equity	**$ 7,877,875**

The accompanying notes are an integral part of this financial statement.

Mariva Capital Markets, LLC
Notes to the Financial Statement
December 31, 2021

1. **Organization and Summary of Significant Accounting Policies**

   Mariva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Mariva Holding Group (the "Parent"), was incorporated on April 5, 2010, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 31, 2013. The Company started operations on June 26, 2013, upon receiving approval from the State of Florida.

   The Company provides introductory brokerage and investment services. Custody of securities owned by customers of the Company and all security transactions are settled through a third-party clearing broker on a fully disclosed basis.

   Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Cash
   Cash consists of cash held in banks at two U.S. financial institutions. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these excess balances.

   Income Taxes
   The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no liability for income taxes has been included in the financial statement.

   Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement.

   Property, Equipment, and Leasehold Improvements
   Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 3-7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

   Leases
   The Company accounts for its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, which increases transparency and improves comparability by requiring entities to recognize assets and liabilities on the statement of financial condition for most leases. In addition, through improved disclosure requirements, it enables users of the financial statement to further understand the amount, timing, and uncertainty of cash flows arising from leases (See Note 8).

Credit Losses

FASB ASC 326-20, Financial Instruments – Credit losses requires the immediate recognition of management's estimates of current expected credit losses.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2021, the Company has not recorded any material credit losses in its financial statement.

2.   **Fair Value Measurements**

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Corporate bond owned	$ -	$ 837,259	$ -	$ 837,259
Foreign corporate bonds sold, not yet purchased	-	(1,994,599)	-	(1,994,599)
Total	$ -	$ (1,157,340)	$ -	$ (1,157,340)

The financial instruments of the Company are reported in the statement of financial condition at their fair values. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and observable and unobservable inputs. At December 31, 2021 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3

under the fair value hierarchy for the year then ended. During the year ended December 31, 2021, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

3. Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, or a sales credit in the case of riskless principal transactions. Commissions, sales credits and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Realized gains and losses from securities transactions are determined using the specific identification method.

The Company enters into arrangements with mutual fund companies (funds) to distribute (sell) shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $4,541,869 which was $4,291,869 in excess of the minimum amount required.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Sections k(2)(i) for its commission rebate business for which it maintains a special reserve account for the exclusive benefit of customers, and k(2)(ii) for customer transactions introduced to its clearing broker on a fully disclosed basis. Additionally, the Company relies on SEC Footnote 74 for "non-covered" activities it conducts including proprietary trading and private placements of securities that do not fall under the exemptive provisions of Rule 15c3-3.

5. Receivable from Clearing Broker

Receivable from clearing broker includes cash balances held at the clearing broker as well as receivables due from the clearing broker on trades pending settlement. At December 31, 2021, the amount due from clearing broker totaled $5,527,649.

Mariva Capital Markets, LLC
Notes to the Financial Statement
December 31, 2021

6. Cash, Restricted Cash, and Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2021 is $263,878 and is reflected as restricted cash on the statement of financial condition. Additionally, the Company is party to a commission recapture agreement with a foreign entity ("Recapture Customer") whereby the Company provides trade execution services to qualified accounts designated as commission recapture clients by Recapture Customer, and the Company rebates a portion of the commissions it earns from these trades back to Recapture Customer. As of December 31, 2021, the Company owed rebates in the amount of $1,629, which is included in accrued expenses and other liabilities on the statement of financial condition. The Company maintains a bank account designated for the exclusive benefit of customers for the sole purpose of paying commission rebates.

7. Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements as of December 31, 2021 consist of the following:

Computer equipment and software	$ 56,903
Furniture and fixtures	43,556
Leasehold improvements	40,286
	140,745
Less: accumulated depreciation and amortization	(109,862)
	$ 30,883

8. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in June 2024. The Company has a security deposit held by the landlord in the amount of $10,243, which is reflected in prepaid and other assets on the statement of financial condition. The Company recorded a right-of-use ("ROU") asset of $273,726 and an operating lease liability of $273,276 assuming a discount rate of 5.25%, the Company's estimated incremental borrowing rate. As of December 31, 2021, the Company has operating lease ROU assets and operating lease liabilities of $230,624 in the accompanying statement of financial condition.

At December 31, 2021, the office lease had a remaining lease term of 30 months and does not offer an option to extend the lease.

Future payments required under the Company's lease liabilities together with the present value as of December 31, 2021 are as follows:

Year ending	Amount
2022	$ 91,350
2023	$ 94,091
2024	$ 47,741
Total payments due under lease liabilities	233,182
Less discount to present value	(2,558)
Total payments due under lease liabilities	$230,624

For the year ended December 31, 2021, cash paid for the amount included in the measurement of lease liabilities was $84,757.

Litigation

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

9.   Related Party Transactions

The Company is party to chaperoning arrangements, under SEA Rule 15a(6), with Banco Mariva S.A. ("BM") and First Overseas Bank Ltd ("FOB"), both of which are affiliates of the Company. FOB also provided pricing to the Company. BM provided pricing and research materials to the Company.

The Company is party to an expense sharing arrangement with an affiliate, Mariva Global Asset Management, LLC ("MGAM"), whereby the Company allocates certain shared expenses including rent, payroll, and office expenses to MGAM. As of December 31, 2021, the Company had a receivable of $77,584 due from MGAM, which is included as Due from affiliate on the statement of financial condition.

The Company loaned a key employee $250,000 on November 30, 2021. Repayment of the loan principal plus accrued interest at a rate of 4% per annum, is due and payable in its entirety on November 15, 2025.

10.   Subsequent Events

The Company has evaluated subsequent events through March 1, 2022, the date that this financial statement was available to be issued, and no further disclosure is required.